FOR FEDERATED INTERNAL USE ONLY.  This material may not be distributed outside of Federated and is intended for Federated employee information only.  This may NOT be used as advertising or sales literature under FINRA and SEC rules.

DATE:                                Wednesday, August 26, 2009

RE:	Reorganization: Federated International Equity Fund into Federated International Leaders Fund Internal Q&A

At the 2009 April meeting, the Boards of the funds approved the tax-free reorganization of Federated International Equity Fund (FIEF) into the Federated International Leaders Fund (FILF).  The reorganization requires the approval of the shareholders of FIEF.  The preliminary proxy statement was filed with the SEC on Tuesday, July 21st, 2009.  The mailing of the proxy statements is scheduled to commence on Wednesday, September 2, 2009 with the mailing scheduled to be complete on Thursday, September 10, 2009.  The shareholder meeting is scheduled for Tuesday, November 3, 2009.  If the reorganization is approved, the reorganization is scheduled to close as of the close of business on November 13th with the conversion taking place over the weekend.

If approved, shareholders of FIEF will become shareholders of FILF.  FILF holds a stronger performance record in four of the last five years.  The proposed reorganization will also allow current investors in FIEF to invest in a fund with anticipated lower net expenses (after taking into account voluntary fee waivers) and also resulting in shareholders continuing to be invested in a diversified international equity portfolio.  If the reorganization is approved, the shareholders of the FIEF will receive the corresponding shares (A, B and C Shares) in the FILF.

The proxy will be available for you to review on Federated’s internal web-site under:  online library – proxies, once it is finalized.  Thank you.

Question and Answer

Why is the reorganization being proposed?

The Reorganization is being proposed because 1.) it will consolidate the number of international equity funds sponsored and distributed by subsidiaries of Federated Investors, Inc. (“Federated”); 2.) it will offer shareholders of International Equity Fund a fund with stronger historical performance in four of the last five calendar years; and 3.) International Equity Fund has experienced net outflows over the past three calendar years.  The Reorganization offers the investors in International Equity Fund access to a fund with anticipated lower net expenses (which includes voluntary fee waivers) and allows shareholders to continue to be invested in a diversified portfolio of primarily equity securities of companies based outside the United States.

How do FIEF and FILF compare?

•
FIEF’s investment objective is total return.  Its prospectus states that it expects that capital appreciation will comprise the largest component of its total return.  FILF’s investment objective is to provide long-term growth of capital.  Therefore, the investment objectives for both funds are generally comparable.

•
Both funds portfolios are invested primarily in foreign stocks in developed markets but are permitted to invest in companies from both developed (including the United States) and emerging market countries.  The primary difference between the two funds is that FIEF selects stocks primarily by using a growth style of investing while FILF has historically selected stocks using a value style of investing.

•
The FILF’s net expenses, which take into account voluntary fee waivers, are lower than those of FIEF (though FILF’s gross expenses, which do not take into account voluntary fee waivers, are higher than the gross expenses of the FILF).

What about Fund performance?

♦	The performance of FILF will survive post-reorganization.
♦	FILF will offer shareholders of FIEF a stronger historical performance in four of the last five years as FIEF has experienced significant net outflows over the past three years.

What are the tax consequences of the reorganization?

•	The reorganization is expected to be tax-free transactions for federal income tax purposes under the Internal Revenue Code of 1986, as amended.

•	The International Equity Fund will distribute any income and capital gains to its shareholders prior to the closing of the Reorgnization.

What is the impact on expenses?

♦
FILF’s net expenses, which take into account voluntary fee waivers, are lower than those of FIEF (though FILF’s gross expenses, which do not take into account voluntary fee waivers, are higher than the gross expenses of the FILF).

What is the timing?

•	The proxy is expected to be mailed to shareholders by Wednesday, September 2, 2009.

•
A proxy solicitation firm, Broadridge, has been hired as the proxy tabulator/solicitor for this proxy campaign.  Shareholders who have not yet voted their shares may begin to receive solicitation calls sometime after Monday, September 14, 2009.

•	The shareholder meeting is scheduled for Tuesday, November 3, 2009. If approved by shareholders, the reorganization is scheduled to occur at the close of business on Friday, November 13, 2009.

FOR FEDERATED USE ONLY
Not for External Distribution.